Exhibit 4.8

PERSONAL EMPLOYMENT AGREEMENT

THIS PERSONAL EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into on this 17 day of October 2021, by and between PulseNMore Ltd. company no. 515139129, having its registered address at 8 Omarim St., Omer, Israel (the “Company”), and Minelu (Menashe) Sonnenschein holder of Israeli ID                                       (the “Employee”).

WHEREAS Company wishes to employ Employee in the Position (as defined hereunder) as of the agreed employment commencement date and throughout the Term (as defined hereunder), and Employee agrees to be so employed by the Company; and

WHEREAS the Parties wish to regulate their relationship in accordance with the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual premises, covenants and undertakings contained herein, the Parties hereto have hereby agreed as follows:

1.	Representations and Warranties. Employee represents and warrants to Company that he is free to be employed by Company pursuant to the terms contained in this Agreement and there are no contracts and/or restrictive covenants preventing full performance of the Employee’s duties and obligations hereunder.

2.	Term. Employee’s employment with the Company shall commence on the employment commencement date set forth in Annex A (the “Employment Commencement Date”), and shall continue until terminated in accordance with the provisions of Section 10 hereof (the “Term”).

3.	Position. Employee shall be employed by Company on a time basis as set forth in Annex A in the position set forth in Annex A or any other position designated by Company (the “Position”). Employee shall report to the person set forth in Annex A or to any other office holder designated by the Company’s CEO.

4.	Employee’s Duties. Employee undertakes throughout the Term: (a) to devote his working time, know-how, energy, expertise, talent, experience and best efforts, as shall be required, to the business and affairs of Company and to the performance of his duties with Company, and not to engage, without the prior written consent of the Company, in any other professional or business activity or occupation unless explicitly permitted to do so according to Annex A; (b) to perform faithfully, with devotion, honesty and fidelity, his obligations pursuant to his Position and not to harm Company’s reputation; (c) to comply with all of Company’s disciplinary regulations, work rules, policies, procedures and objectives, as may be determined by Company from time to time; (d) not to receive, at any time, directly or indirectly, any payment, benefit and/or other consideration, from any third party in connection with his employment with Company; (e) to immediately and without delay inform the Company of any affairs and/or matters that might constitute a conflict of interest with Employee’s Position and/or employment with Company; (f) not to use any trade secrets or proprietary information in such a manner that may breach any confidentiality and/or other obligation Employee may have undertaken towards any third party; (g) to maintain the terms and conditions of this Agreement in strict confidence; (h) to assist the Company, at its request, in any action in which the Company is involved, and, unless required by law, not to assist any action brought against the Company; all, except for any actions of the Employee against the Company; and U) Employee is aware that the Company may from time to time, with or without prior notice and subject to applicable law, monitor his activities in the framework of his work, including without limitation by means of monitoring, either constantly or sporadically, the Company’s incoming and outgoing communications (including without limitation, the Company’s email, phones, computers, etc.) and Employee hereby agrees to such monitoring and declares and confirms that said monitoring (and the results thereof) shall not constitute a breach of his privacy.

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5.	Compensation.

The compensation and social and employee benefits that the Company shall pay and/or provide the Employee for his services hereunder are detailed in Annex A.

6.	Proprietary Information and Confidentiality.

6.1	Employee is aware that in the course of his employment with Company and/or in connection therewith, Employee may have access to, and be entrusted with, technical, commercial, legal, financial, and other data and information with respect to the affairs and business of the Company, its affiliates, customers and suppliers, and including information received by Company from any third party subject to obligations of confidentiality towards said third party, all of which data and information, whether documentary, written, oral or computer generated, shall be deemed to be, and referred to as “Proprietary Information”, which, by way of illustration but not limitation, shall include trade and business secrets, processes, improvements, ideas, inventions (whether reduced to practice or not, all - whether developed by employee and/or by others), techniques, products, and technologies (actual or planned), financial statements, marketing plans, strategies, forecasts, customer and/or supplier lists and/or relations, research and development activities, formula, data, know-how, designs, discoveries, models, computer hardware and software, codes, drawings, dealings and transactions, except for such information which, on the date of disclosure, is, or thereafter becomes, available in the public domain or is generally known in the industry through no fault of Employee.

6.2	Employee agrees and declares that all Proprietary Information and other intellectual property rights in connection therewith, are and shall remain the sole property of Company and/or its assigns.

6.3	Employee shall keep in confidence and trust all Proprietary Information and any part thereof, and will not use or disclose and/or make available, directly or indirectly, to any third party any Proprietary Information without the prior written consent of Company, except and to the extent as may be necessary in the ordinary course of performing Employees’ duties pertaining to the Company and except and to the extent as may be required under any applicable law, regulation, judicial decision or determination of any governmental entity.

6.4	Without derogating from the generality of the foregoing, Employee agrees as follows:

6.4.1	He will not copy, transmit, reproduce, summarize, quote, publish and/or make any commercial or other use whatsoever of the Proprietary Information, or any part thereof, without the prior written consent of Company, except as may be necessary in the performance of his duties pertaining to the Company;

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6.4.2	He shall exercise the highest degree of care in safeguarding the Proprietary Information against loss, theft or other inadvertent disclosure and will take all reasonable steps necessary to ensure the maintaining of confidentiality;

6.4.3	He shall not enter into the databases of Company for any purpose whatsoever, including, without limitation, review, download, insert, change, delete and/or relocate any information, except as may be necessary in the performance of his duties pertaining to the Company;

6.4.4	Upon termination of his employment, and/or as otherwise requested by Company, he shall promptly deliver to Company all Proprietary Information and any and all copies thereof, in whatever form, that had been furnished to Employee, prepared thereby and/or came to his possession in any manner whatsoever, during and in the course of his employment with Company, and shall not retain and/or make copies thereof in whatever form.

6.5	Employee acknowledges that any breach by him of his obligations pursuant to this Section 7 would cause substantial damage for which the Company shall hold him liable. The provisions of this Section shall survive termination of this Agreement and shall remain in full force and effect at all times thereafter.

7.	Non-Competition and Non-Solicitation

Employee hereby covenants that throughout the Term and for a period of 6 months following the effective date of termination of Employee’s employment, Employee will not:

7.1	Engage, directly or indirectly, whether independently or as an employee, consultant or otherwise, through any corporation and/or with or through others, in any activity Competing with the actual and planned activities and products of the Company and its affiliates in the field of business of the Company (the “Non-Compete Scope”), as the same have existed and shall exist from time to time during the Term and thereafter as shall exist at the effective date of termination of his employment with Company.

7.2	Whether on his own account and/or on behalf of others, in any way offer, solicit, interfere with and/or endeavor to entice away from Company and/or any of its affiliates, any person, firm or company with whom Company and/or any of its affiliates shall have any contractual and/or commercial relationship as an employee, consultant, licenser, joint venturer, supplier, customer, distributor, agent or contractor of whatsoever nature, existing or under negotiation on or prior to the effective date of termination of Employee’s employment with Company and thereafter for a period of six (6) months.

7.3	Company and Employee agree that the Non-Compete Payments to Employee pursuant to Annex A are specifically attributable to the provisions contained in this Section. Should a court determine that any provision of this Section is unreasonable, either in period of time, scope or otherwise, the Parties agree that such covenant should be interpreted and enforced to the maximum extent which such court deems reasonable.

7.4	Based on, subject to and in reliance on Employee’s obligations under this Section, the Company agrees to enter into this Agreement, pay the Employee the compensation detailed above and grant him access to the Company’s Proprietary Information (including its intellectual property). Employee acknowledges that his obligations under this Section are solely derived from his access to the Proprietary Information, including Company’s intellectual property. The provisions of this Section shall survive termination of this Agreement.

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8.	Inventions

8.1	Employee agrees to promptly inform and disclose to Company all inventions, designs, improvements and discoveries which Employee now has or may hereafter have, whether during the Term and also at any time thereafter, provided that such inventions relate to the services of the Employee and/or to the Company, its activities and products or to any experimental work performed by Company, whether conceived by Employee alone or with others and whether or not conceived during regular working hours (“Inventions”).

8.2	All Inventions, and any and all rights, interests and title therein, shall be the exclusive property of Company and Employee shall not be entitled, and hereby waives now and/or in the future, any claim to any right, compensation, royalty and/or other financial reward in connection therewith. Employee specifically and explicitly agrees that he is not entitled to any compensation in connection with any “Service Inventions” under Section 134 of the Israeli Patent Law of 1967 and he irrevocably waive any right to receive compensation in connection with “Service Inventions” under Section 134 of the Israeli Patent Law of 1967 or otherwise.

8.3	In the event that by operation of law, any Invention shall be deemed Employee’s, the Employee hereby assigns and shall in the future take all the requisite steps to assign to Company and/or its designee any and all of his foregoing rights, titles and interests, on a worldwide basis. Employee hereby further acknowledges and shall in the future acknowledge Company’s full and exclusive ownership in all such Inventions. To the extent necessary, Employee shall, during the Term or at any time thereafter, execute all documents and take all steps necessary to effectuate the assignment to Company and/or its designee and/or to assist Company to obtain the exclusive and absolute rights, title and interests in and to all Inventions, whether by the registration of patent, by a trade secret and/or any other applicable legal protection, and to protect same against infringement by any third party. This provision shall apply with equal force and effect to all items that may be subject to copyright or trademark protection.

8.4	The provisions of this Section shall survive termination of this Agreement and shall be and remain in full force and effect at all times thereafter.

9.	Termination

9.1	Either Party may, at any time and at least the advance notice set forth in Annex A (the “Notice Period”), furnish the other Party hereto with a written notice that this Agreement is terminated (“Termination Notice”). Notwithstanding the above, within the first 3 months of this Agreement, the Company may terminate this Agreement in accordance with the Notice Period for Dismissal and Resignation Act-2001.

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9.2	During the relevant Notice Period, the Employee shall be obligated to continue to perform all of hisduties with Company and to take all steps, satisfactory to the Company, to ensure the orderly transition to any persons designated by Company of all matters handled by Employee during the course of his employment. Notwithstanding the above, Company shall be entitled to waive Employee’s services with Company during the relevant Notice Period or any part thereof and/or terminate the employer-employee relationship prior to the completion of the Notice Period; in such event Company shall, for the duration of the relevant Notice Period, pay Employee the payments and the value of the social benefits to which the Employee is entitled under applicable law.

9.3	It is clarified that, in the event that the Company waives any and/or all of Employee’s services during the relevant Notice Period as aforesaid, Employee shall, immediately, upon receipt of notice thereof, return to Company any and all materials and equipment provided to him for purposes of the performance of his duties under this Agreement.

9.4	In the event that Employee’s employment is terminated due to circumstances depriving the Employee of the right to severance payments under applicable law, then, notwithstanding anything to the contract provided in this Agreement, the Employee shall not be entitled to receive severance pay or any other payment which the Company is not legally bound to pay.

9.5	Without derogating from any other undertaking of the Employee, upon termination of Employee’s employment with Company, Employee undertakes to (i) transfer his Position to his replacement, as shall be determined by Company, in an efficient, complete, appropriate and orderly manner, and (ii) return to Company’s principal office all and documentation, in any media which was given to him by the Company in connection with his employment.

9.6	Notwithstanding the above, the Company shall be entitled to terminate the Employee’s employment immediately, without providing a prior notice or redemption thereof, in the event that the Employee commits any of the following: (a) embezzlement; (b) theft; (c) criminal offence; (d) act involving moral turpitude; (e) breach of any of the Employee’s undertakings pursuant to Sections 6-8 above or any other fundamental breach of this Agreement; (f) severe disciplinary breach; (g) breach of fiduciary duties; (h) lack of cooperation on the part of the Employee during the prior notice period or any part thereof; (i) any other act/or omission which under applicable law enable(s) entire and/or partial denial of severance payments or prior notice or redemption thereof - each of the Sub-Sections above, (a) through (i), shall be referred to herein as “Termination for Cause”.

10.	General Provisions

10.1	Employee shall not be entitled to any additional bonus, payment or other compensation in connection with his employment with Company, other than as provided in Annex A.

10.2	Company shall withhold all taxes and other compulsory payments as required under applicable law with respect to all payments, benefits and/or other compensation paid to Employee in connection with his employment. Company shall be entitled to offset from any and/or all payments to which Employee shall be entitled, any and all amounts to which Company shall be entitled from Employee at such time.

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10.3	Either Party’s failure or delay in enforcing any of the provisions of this Agreement shall not, in any way, be construed as a waiver of any such provisions, or prevent such Party thereafter from enforcing each and every other provision of this Agreement which were previously not enforced.

10.4	Notices given hereunder shall be in writing and shall be deemed to have been duly given on the date of personal delivery, three business days after the date of postmark if mailed by certified or registered mail, addressed as set forth above or such other address as either Party may designate to the other in accordance with the aforesaid procedure, or on the date given by hand.

10.5	This Agreement shall be interpreted and construed in accordance with the laws of the State of Israel. The Parties submit any dispute related to this Agreement including but not limited to the interpretation or enforcement thereof to the exclusive jurisdiction of the competent courts of Tel Aviv-Jaffa, Israel.

10.6	This Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matters hereof, and supersedes all prior agreements and understandings between the Parties with respect thereto.

10.7	Captions and paragraph headings used in this Agreement are for convenience purposes only and shall not be used for the interpretation thereof.

10.8	This Agreement shall not be amended, modified or varied by any oral agreement or representation other than by a written instrument executed by the Parties.

10.9	This Agreement constitutes a “Notice regarding details of Terms of Employment” pursuant to the Notice to Employee Law (Terms of Employment)-2002.

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IN WITNESS WHEREOF, the Parties hereto have hereby duly executed this Agreement on the day and year first set forth above.

[Company Stamp]

/s/ Elazar Sonnenschein		/s/ Menashe Sonnenschein

PulseNmore Ltd.		Minelu (Menashe) Sonnenschein

By:	Danny Zostenker

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ANNEX A

Compensation

1.	Employment Commencement Date October 17th, 2021

2.	Notice Period: 90 days

3.	Position of Employee: VP R&D

4.	Description: VP R&D shall take full responsibility for the hardware development in the company’s products and developments support for new products, support development of hardware for production, work in cooperation with VP Software and VP Regulation Affairs and manage all the hardware related issues in the company. In addition, responsibility for production is Israel.

5.	Person to whom the Employee is to report to: Chief Executive Officer

6.	Scope of work: Full time basis (9 hours per day including lunch break, 5 days per week). From the Company office in Omer.

Employee’s day of rest shall be on Saturday.

Salary. In consideration for Employee’s employment, during the term of this Employment Agreement, the Company shall pay Employee a base salary in the gross amount of NIS 40,000 (the “Base Salary”).

The parties confirm that the Employee’s job will require overtime work and work at irregular hours, without the need to approve each such hour. In consideration thereof, the Company will pay the Employee, in addition to the Base Salary, a gross sum of NIS 7,500 per month (the “Global Overtime Payment”), which the parties estimate to be a fair average compensation for the overtime work and work at irregular hours per each month of employment, provided that, the Employee does not work more than 30 overtime hours per month.

In consideration for the Employee’s non-competition and non-solicitation obligations set forth above, the Employee shall receive a monthly payment equal to NIS 2,500 (the “Non-Compete Payment”).

7.	Salary Determination. It is hereby agreed that the Employee’s determining salary for the purpose of pension and other social benefits will also include the Global Overtime Payment and the Non-Compete Payment (the “Salary”) The Employee hereby acknowledges and agrees that the Company’s approval according to this paragraph shall not be considered an admission by the Company that the Global Overtime Payment received by the Employee for overtime hours and the Non-Compete Payment, is considered a part of his Base Salary.

8.	Bonus. A maximum annual bonus of NIS 75,000 against 3 milestones (NIS 25,000 each) to be determined during first 90 days of employment.

9.	ESOP. As the Compensation Committee shall decide.

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10.	Company Car. The Company shall provide the Employee with a Company car of the class available from time to time for the Employee’s use (the “Company Car”), currently similar to Mazda 3 with a limit for fuel consumption of NIS 2,000 per month. Employee can choose to upgrade the vehicle however he will imburse the difference in cost. The Employee shall take good care of the Company Car and ensure that the provisions of the insurance policy and the Company’s rules relating to the Company Car are strictly, lawfully and carefully observed.

Subject to applicable law, the Company shall bear all expenses relating to the Company Car and to the use and maintenance thereof, excluding expenses incurred in connection with any violation of law (including without limitation any traffic fines and the like), which shall be paid solely by Employee. The Employee shall bear all expenses, losses and damages caused as a result of a breach of the duties under the Company guidelines for use of the Company Car. The Employee shall be responsible for all tax imposed on him as a result of the Company Car being placed at his disposal.

Upon the termination of employment hereunder including, if applicable, the Notice Period, the Employee shall return the Company Car (together with its keys and any other equipment supplied and/or installed therein by the Company and any documents relating to the Company Car) to the Company’s principal office. The Employee shall have no rights of lien with respect to the Company Car and/or any of said equipment and documents.

11.	Social and Employee Benefits

For each month during the Employee’s employment with the Company, the Company shall make contributions to the Employee’s pension insurance of choice [either a pension fund or Manager’s Insurance Policy (Bituach Menahalim)] as follows:

11.1	In the case of a pension fund - 8.33% of the Salary towards severance pay and 6.5% of the Salary towards compensatory payments. In addition, Employee shall contribute, and for that purpose he hereby irrevocably authorizes and instructs Company to deduct from his Salary at source, an aggregate monthly amount equal to 2°/o of the Salary to such pension fund, subject to the Employee’s request, this amount can be increased up to 7%.

11.2	In the case of a Managers’ Insurance Policy - 8.33% of the Salary towards severance pay and §% of the Salary towards as premium on a Managers’ Insurance policy (“Managers’ Insurance Policy”). In addition, the Company shall contribute, in accordance with an insurance policy for loss of working capacity insurance approved by the Minister of Labor and Social Welfare, up to 2.5% of the Salary, or up to the sum which shall provide for a disability allowance equal to seventy five percent (75%) of the Employee’s Salary during the disability period of Employee, the highest of the two, as premium for loss of working capacity insurance (Ovdan Kosher Avoda). In addition, Employee shall contribute, and for that purpose he hereby irrevocably authorizes and instructs Company to deduct from his Salary at source, an aggregate monthly amount equal to§% of the Salary to such Managers’ Insurance Policy.

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11.3	Company and Employee, respectively declare that as evidenced by their respective signatures, they hereby undertake to be bound by the general settlement pertaining to Company’s payment to the benefit of pension funds and insurance funds, under Section 14 of the Severance Pay Law-1963, in place and in lieu of severance payment, attached hereto as Annex B. Subject to the mutual signing of the attached undertaking, Company hereby forfeits any right it may have in the reimbursement of sums paid by Company into the above mentioned Manager’s Insurance Policy, except in the event: (i) that Employee withdraws such sums from the Manager’s Insurance Policy, other than in the event of death, disability or retirement at the age of 60 or more; (ii) of the occurrence of any of the events provided for in Sections 16 and 17 of the Severance Pay Law-1963. It is further agreed that such contribution made by Company towards the Manager’s Insurance Policy as above mentioned, shall be in place of severance payment due to Employee under any circumstances in which Employee shall be entitled to severance payment under any applicable law, including but not limited to the Severance Pay Law-1963.

12.	Vocational Studies Fund (Keren Hishtalmut). Company shall contribute an aggregate monthly amount equal to 7.5% of the Salary towards a vocational studies fund (the “Vocational Studies Fund”). Employee shall contribute, and for that purpose, Employee hereby irrevocably authorizes and instructs Company to deduct from his Salary at source, an aggregate monthly amount equal to 2.5% of the Salary, as Employee’s participation in such Vocational Studies Fund.

13.	Annual Leave. The Employee shall be entitled to 19 days of annual vacation.

14.	Convalescence Pay, Sick Leave. Employee shall be entitled to annual convalescence pay (Omei Havra’a), sick leave and sick pay at the rates and times prescribed by law (for that matter only, the Employee will start with a 10 year seniority). Sick leave shall not be redeemable. The Employee shall be entitled to accrue up to 90 (ninety) days for the purpose of taking actual sick leave.

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ANNEX B

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GENERAL APPROVAL REGARDING PAYMENTS BY EMPLOYERS TO A PENSION FUND AND INSURANCE FUND IN LIEU OF SEVERANCE PAY

By virtue of my power under Section 14 of the Severance Pay Law-1963 (the “Law”), I certify that payments made by an employer commencing from the date of the publication of this approval publication for his employee to a comprehensive pension benefit fund that is not an insurance fund within the meaning thereof in the Income Tax (Rules for the Approval and Conduct of Benefit Funds) Regulations-1964 (the “Pension Fund”) or to managers insurance including the possibility of an insurance pension fund or a combination of payments to an annuity fund and to a non-annuity fund (the “Insurance Fund”), including payments made by him by a combination of payments to a Pension Fund and an Insurance Fund, whether or not the Insurance Fund has an annuity fund (the “Employer’s Payments”), shall be made in lieu of the severance pay due to the said employee in respect of the salary from which the said payments were made and for the period they were paid {the “Exempt Salary”), provided that all the following conditions are fulfilled:

(1)	The Employer’s Payments:

(a)	To the Pension Fund are not less than 14 1/3% of the Exempt Salary or 12% of the Exempt Salary if the employer pays for his employee in addition thereto also payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 21/3% of the Exempt Salary. In the event the employer has not paid an addition to the said 12%, his payments shall be only in lieu of 72% of the employee’s severance pay;

(b)	To the Insurance Fund are not less than one of the following:

1.	13 1/3% of the Exempt Salary, if the employer pays for his employee in addition thereto also payments to secure monthly income in the event of disability, in a plan approved by the Commissioner of the Capital Market, Insurance and Savings Department of the Ministry of Finance, in an amount required to secure at least 75% of the Exempt Salary or in an amount of 2½% of the Exempt Salary, the lower of the two (“Disability Insurance”);

2.	11% of the Exempt Salary, if the employer paid, in addition, a payment to the Disability Insurance, and in such case the Employer’s Payments shall only replace 72% of the Employee’s severance pay; In the event the employer has paid in addition to the foregoing payments to supplement severance pay to a benefit fund for severance pay or to an Insurance Fund in the employee’s name in an amount of 21/3% of the Exempt Salary, the Employer’s Payments shall replace 100% of the employee’s severance pay.

(2)	No later than three months from the commencement of the Employer’s Payments, a written agreement is executed between the employer and the employee in which -

(a)	The employee has agreed to the arrangement pursuant to this approval in a text specifying the Employer’s Payments, the Pension Fund and Insurance Fund, as the case may be; the said agreement shall also include the text of this approval;

(b)	The employer waives in advance any right, which it may have to a refund of monies from his payments, unless the employee’s right to severance pay has been revoked by a judgment by virtue of Section 16 and 17 of the Law, and to the extent so revoked and/or the employee has withdrawn monies from the Pension Fund or Insurance Fund other than by reason of an entitling event; in such regard “Entitling Event” means death, disability or retirement after the age of 60.

(3)	This approval is not such as to derogate from the employee’s right to severance pay pursuant to any law, collective agreement, extension order or employment agreement, in respect of salary over and above the Exempt Salary.